SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 0-17536

SEVENSON ENVIRONMENTAL SERVICES, INC.
_____________________________________________________________________________
(Exact name of registrant as specified in its charter)

2749 Lockport Road
Niagara Falls, NY 14305
(716) 284-0431
_____________________________________________________________________________
(Address, including zip code, and telephone number, including area code of registrant=s principal executive offices)

COMMON STOCK, $ .01 Par Value
_____________________________________________________________________________
(Title of each class of securities covered by this Form)

NONE
_____________________________________________________________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [X] Rule 12g-4(a)(1)(ii) [ ] Rule 12g-4(a)(2)(i) [ ] Rule 12g-4(a)(2)(ii) [ ] Rule 12h-3(b)(1)(i) [X]	Rule 12h-3(b)(1)(ii) [ ] Rule 12h-3(b)(2)(i) [ ] Rule 12h-3(b)(2)(ii) [ ] Rule 15d-6 [X]

Approximate number of holders of record as of the certification or notice date: [97]

Pursuant to the requirements of the Securities Exchange Act of 1934, Sevenson Environmental Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: September 21, 2001	By /s/ William J. McDermott William J. McDermott Vice President, Secretary and Chief Financial Officer